December 16, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mr. David Burton
Ms. Lynn Dicker
Ms. Dorrie Yale
Ms. Celeste Murphy

Re:	Penumbra, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2019 Filed February 26, 2020 File No. 001-37557

Ladies and Gentlemen:

This letter is submitted on behalf of Penumbra, Inc. (the “Company”) in response to the comments of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 3, 2020 (the “Comment Letter”) relating to the above-referenced Form 10-K of the Company, filed February 26, 2020 (the “Form 10-K”).

We are responding to the comment from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics the comment, as set forth in the Comment Letter, together with the Company’s response thereto.

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Annual Report on Form 10-K

Item 1A. Risk Factors

Our restated certificate of incorporation provides that the Court of Chancery of the State of
Delaware is the exclusive forum. . ., page 42

1.We note that your forum selection provision in your bylaws identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please revise your risk factor to make this mechanism clear, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will expand its disclosure in future filings to state that the Company’s bylaws include a forum selection provision which states that a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for certain litigation, including any derivative action. In addition, in response to the Staff’s comment, the Company will revise its disclosure in future filings to clarify that the forum selection provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act or, in each case, the rules and regulations thereunder, or for any other claim for which the U.S. federal courts have exclusive jurisdiction.

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We appreciate your assistance with this matter. Please do not hesitate to contact me at (510) 748-3200 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Maggie Yuen

Maggie Yuen
Chief Financial Officer, Penumbra, Inc.

cc: Adam Elsesser, President and Chief Executive Officer, Penumbra, Inc.
Johanna Roberts, Executive Vice President and General Counsel, Penumbra, Inc.
Alan Denenberg, Davis Polk & Wardwell LLP

Via EDGAR